SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EASTMAN KODAK COMPANY
(Name of Subject Company (Issuer))
EASTMAN KODAK COMPANY
(Names of Filing Persons (Offeror))
3.375% Convertible Senior Notes due 2033
(Title of Class of Securities)
277461BE8
2774618XO
(CUSIP Numbers of Class of Securities)
Joyce P. Haag
General Counsel and Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, NY 14650
(585) 724-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian Lane, Esq. Stephanie Tsacoumis, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, NW Washington, DC 20036 (202) 955-8000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$575,000,000	$32,085

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $575,000,000 aggregate principal amount of the outstanding 3.375% convertible senior notes due 2033, for an amount in cash equal to 100% of the principal amount of the Notes.

**	$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 11
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
Index to Exhibits
EX-99.(A)(1)(I)
EX-99.(A)(1)(II)
EX-99.(A)(1)(III)
EX-99.(A)(1)(IV)
EX-99.(A)(5)(I)

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Eastman Kodak Company, a New Jersey corporation (“Kodak” or the “Company”), to purchase any and all of its outstanding 3.375% Convertible Senior Notes due 2033 (the “Notes”) for an amount in cash equal to 100% of the principal amount of the Notes validly tendered and accepted for purchase plus accrued and unpaid interest thereon up to, but not including, the date of purchase. Kodak’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11.
     The name of the filing person is Eastman Kodak Company. The filing person is the subject company. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by this reference into this Schedule TO.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated September 18, 2009.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated September 18, 2009.

(d)(1)	Fifth Supplemental Indenture, dated as of October 10, 2003, to Indenture dated as of January 1, 1988, among Eastman Kodak Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit (4) J. of Kodak’s current report on Form 8-K, filed with the Securities and Exchange Commission on October 10, 2003).
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EASTMAN KODAK COMPANY
/s/ William G. Love
William G. Love
Treasurer

Date: September 18, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated September 18, 2009.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated September 18, 2009.

(d)(1)	Fifth Supplemental Indenture, dated as of October 10, 2003, to Indenture dated as of January 1, 1988, among Eastman Kodak Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit (4) J. of Kodak’s current on Form 8-K, filed with the Securities and Exchange Commission on October 10, 2003).